[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: (202) 974-1572 E-Mail: mmazzuchi@cgsh.com

April 13, 2006

BY EDGAR AND HAND DELIVERY

Ms. Rolaine S. Bancroft

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MS Structured Asset Corp. Post-Effective Amendment No. 4 to Registration Statement on Form S-3 Filed March 13, 2006 File No. 333-101155

Dear Ms. Bancroft:

Set forth below are the responses of MS Structured Asset Corp. (“MSSAC”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Post Effective Amendment No. 4 to its registration statement on Form S-3 (the “Registration Statement”) that MSSAC filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2006. These comments were contained in the Staff’s comment letter to MSSAC dated April 7, 2006 (the “Comment Letter”). The text of the numbered comments in the Comment Letter is set forth in this letter in italics, and MSSAC’s response to each comment immediately follows the italicized numbered comment. Page number references and capitalized terms used but not defined in this letter have the meanings specified in Post-Effective Amendment No. 5 to the Registration Statement enclosed with this letter.

Ms. Rolaine S. Bancroft

April 13, 2006

Post-Effective Amendment No. 5 to the Registration Statement is also being transmitted for electronic filing with the Commission pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

MSSAC believes, based on a review of MSSAC’s reporting during the last twelve months, that MSSAC and each issuing entity previously established, directly or indirectly, by MSSAC or any affiliate of MSSAC has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class (corporate debt and the related securities described in the Base Prospectus under “Description of Trust Property – Underlying securities”). No affiliates of MSSAC have offered a class of asset-backed securities involving the same asset class as SATURNs.

2.

We note on page S-18 that you will file the trust agreement following the issuance and sale of the units. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

MSSAC confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

MSSAC has filed a short form tax opinion that expressly adopts the tax disclosure in the Base Prospectus and Prospectus Supplement as an opinion of counsel. In accordance with prior comments from the Staff, MSSAC files an unqualified legal opinion at or as soon as practicable after the closing of any sale of securities under the registration statement.

Ms. Rolaine S. Bancroft

April 13, 2006

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

MSSAC confirms that the Base Prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.

In an appropriate section, please provide a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the trustee’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

In response to the Staff’s comment, MSSAC has revised the Prospectus Supplement; please see “The Trust Agreement – Fees and Expenses”. The table of contents has also been updated.

6.

Please confirm that you will meet Form S-3 transaction requirements. In particular, confirm that delinquent assets will not constitute more than 20% of the asset pool as provided in Instruction 1.13.5. of Form S-3.

MSSAC confirms that it will meet Form S-3 transaction requirements and that delinquent assets will not constitute more than 20% of the asset pool as provided in Instruction 1.13.5. of Form S-3.

7.	Furthermore, confirm that the asset pool will not contain any non-performing assets as of the measurement date. Refer to Item 1101(c)(2)(iii) of Regulation AB.

MSSAC confirms that the asset pool will not contain any non-performing assets as of the measurement date.

Ms. Rolaine S. Bancroft

April 13, 2006

8.

Please revise to include the information called for by Item 1105 of Regulation AB in an appropriation section. Also, if you intend to provide static pool information on an Internet website, please disclose your intention in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.

MSSAC has reviewed the standards set out in Item 1105 and submits that in the case of a repackaging such as SATURNs, (i) the information that would otherwise be required by paragraph (a)(1), (a)(2) or (b) of Item 1105 is not material and (ii) there is no alternative static pool information that would provide material disclosure to investors. The Commission’s aim in requiring the presentation of static pool data was that by “presenting comparisons between originations at similar points in the assets’ lives, such data allow the detection of patterns that may not be evident from overall portfolio numbers and thus may reveal a more informative picture of material elements of portfolio performance and risk.” 69 Fed. Reg. 26650, 26671 (May 13, 2004). Repackaging of investment grade bonds is a fundamentally different activity than the origination and pooling of residential mortgages, credit card balances or similar consumer debt obligations that are the focus of Item 1105, and the purpose of static pool information is simply inapplicable to investment grade bonds purchased in the secondary market.

The relevance of static pool information depends on the existence of a relatively homogenous pool of numerous individual obligors and a set of credit underwriting standards particular to either an originating institution that acts as a lender or to an institution that purchases and re-underwrites the assets that are being securitized. In contrast, MSSAC’s repackagings involve a very small number of large corporate issuers who have publicly available financial statements and generally have an investment grade rating from a nationally recognized statistical rating organizations (“NRSROs”). MSSAC does not underwrite the securities it repackages; MSSAC purchases existing seasoned securities in the secondary market.

Because of these important differences, static pool information regarding MSSAC’s past repackagings would be of no help to investors in analyzing the risks associated with a particular SATURNs repackaging. Aside from an analysis of the financial information of the specific underlying issuer itself, the best general predictor of the likelihood of default of an underlying security repackaged by MSSAC is that security’s rating from the NRSROs. The relationship between such ratings, the likelihood of default, and the partial recovery after default, is based on multiple years of agency data which cannot be enhanced, and would likely

Ms. Rolaine S. Bancroft

April 13, 2006

be obscured, by MSSAC’s static pool data. MSSAC’s data would be drawn from the far more limited statistical set – both in time and in number – of the past repackagings undertaken by MSSAC. Similarly, prepayment terms of corporate bonds are driven by their unique interest rate, redemption and makewhole provisions – all of which are described in the prospectus supplement – in a manner that is economically quite different from the prepayment characteristics of residential mortgages or other consumer debt.

As a result, the numbers that would emerge from MSSAC static pool data would not aid an investor’s analysis of any particular underlying issuer. Indeed, such a presentation would imply that the past default or prepayment experience of bonds repackaged by MSSAC is a factor of similar importance with another underlying issuer’s published financial information and/or its rating, or the specific terms of its securities, and this is simply not true. Fundamentally, static pool data for SATURNs repackagings would imply commonalities among bonds repackaged by MSSAC – as to prepayments, loss experience or similar events – that do not exist, because MSSAC’s past repackagings are not linked by the origination criteria of any institution, by commonality of terms or by a statistically meaningful data set. Static pool data as to MSSAC’s past repackagings would not only not be material, but would risk misleading investors.

MSSAC believes that the Staff should recognize that the obligation to provide static pool information is a specific instance of the sponsor’s more general obligation to make disclosure of the credit characteristics of the obligations included in the asset pool. In a repackaging of bonds of an unaffiliated third party such as that contemplated by the SATURNs shelf, the sponsor is permitted to refer to publicly available financial information rather than undertake to make direct disclosure regarding the credit characteristics of the issuer of the underlying securities. Such information, taken together with the bond’s rating is the best “aid in an investor’s analysis of current and prior pool performance” (69 Fed. Reg. 26650, 26652 (May 13, 2004)) in the case of a repackaging.

9.

We note several disclaimers of liability for the accuracy and completeness of material information within the registration statement. Material information provided by the issuer or any of their affiliates is not appropriate. Please delete these disclaimers throughout the prospectus and supplement.

Ms. Rolaine S. Bancroft

April 13, 2006

MSSAC has clarified any disclaimers to ensure that responsibility is disclaimed only for financial information regarding the underlying issuers, with respect to which MSSAC only refers to public information and does not incorporate such information in the registration statement.

10.	Please revise to describe affiliations among parties in a separately captioned section. Refer to Item 1119 of Regulation AB. Please also list this section in your table of contents.

Please see section entitled “Affiliations and Certain Relationships and Related Transactions in the Prospectus Supplement.

11.

In a separate section, please revise to provide brackets to describe legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB. Please also list this section in your table of contents.

Please see section entitled “Legal Proceedings” in the Prospectus Supplement.

12.

Please explain whether the issuance of a put option in favor of the Issuing Entity would be consistent with the requirement in Rule 3a-7(a)(3) under the Investment Company Act of 1940 (the “1940 Act”) that the Issuing Entity dispose of eligible assets only if the disposal is not for the purpose of recognizing gains or avoiding losses resulting from market value changes.

Any put option in favor of the trust would be subject to mandatory exercise by the trust and would only be used for the purpose of enabling the trust to make scheduled distributions of principal or interest on the Units. Such a put option would by its nature not be exercised for the purpose of recognizing gains or avoiding losses resulting from market value changes, but as a credit enhancement enabling the trust to make scheduled distributions of principal and interest, and would be consistent with Rule 3a-7 and Regulation AB. Cf. 70 Fed. Reg. 1506, 1514 n.68 (January 7, 2005) (a credit swap “could be used to provide viable credit enhancement for asset-backed securities”.)

13.

Please explain whether the exercise of a put option by the trustee or the exercise of a call option, right, or warrant by certain specified persons, which would enable those persons to acquire Units of a particular series or underlying trust property, is consistent with Rule 3a-7(a)(1) under the 1940 Act. Specifically, please explain whether the payments derived from a put option or call option,

Ms. Rolaine S. Bancroft

April 13, 2006

right, or warrant are consistent with the requirement that the issuing entity issue securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

MSSAC intends that the SATURNs trusts will issue call options or warrants only of the same type as the call options or warrants which have been privately placed by registered S-3/3a-7 repackaging trusts to Rule 144A investors over the last five years or more. These types of call options or warrants, which entitle the depositor (or a subsequent transferee of the depositor’s rights) to call the assets transferred to the trust, or to call the trust certificates themselves, are not a security issued by the trust for purposes of Rule 3a-7. Instead, such call options or warrants constitute a right retained by the depositor at the time of the transfer of securities to the trust. Such call options or warrants do not receive market value based payments from the trust and in fact are not entitled to receive any payments from the trust at all. All of the cash flows of the trust from the underlying securities are distributed in full to holders of the Units issued by the trust. The call options or warrants only evidence a right to call one or more classes of Units, and exchange them for trust assets. Such exchange will only occur in circumstances that do not cause the Units to constitute “redeemable securities” for purposes of Rule 3a-7.

Accordingly, the documentation of the call warrant or option transaction is a separate arrangement independent of the issuance of securities by the trust. The call option or warrant is either retained by the depositor indefinitely or transferred to one or a very limited number of institutional investors, each of whom is a “qualified institutional buyer” under Rule 144A. Subsequent transfers of the call option or warrant are likewise restricted to qualified institutional buyers as well. The call options or warrants comprise a second level transaction independent of the issuance of securities by the trust, and should not raise concerns under Rule 3a-7 or the Investment Company Act more generally.

SATURNs trusts will not write put options. With respect to the exercise of put options by the trust, see the response to Comment 12 above.

14.	Please explain how any underlying trust property subject to a put option or call option, right or warrant would be selected.

Generally, any underlying trust property subject to a put option or call option, right or warrant would be selected at random.

Ms. Rolaine S. Bancroft

April 13, 2006

15.

Please explain whether the holder of a put option or call option, right, or warrant would be limited to sophisticated investors (e.g. Qualified Institutional Buyers as defined in Rule 144A of the Securities Act of 1933).

MSSAC confirms that each counterparty to or a holder of a put option, call option, right or warrant will be a Qualified Institutional Buyer as defined in Rule 144A of the Securities Act of 1933. As noted above, SATURNs trusts will not write put options.

Registration Statement Cover Page

16.	With your next amendment, please revise your cover page to reflect that you are filing post-effective amendment number 5. Also, please revise to reflect the correct file number.

In response to the Staff’s comment, MSSAC has revised the Registration Statement cover page.

Prospectus Supplement

Cover Page

17.

Please revise your statement on the cover page to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB, if applicable. In this regard, please clarify that the securities represent the obligations of the “issuing entity” here and on the cover page of the base prospectus.

As a legal matter, trust certificates do not represent debts or obligations of the trusts, but rather beneficial ownership. MSSAC believes that the way this is currently stated on the cover is more accurate.

18.	Please add bracketed language and provide disclosure on the asset type(s) being securitized. Refer to Item 1102(c).

In response to the Staff’s comment, MSSAC has revised the disclosure on the cover page.

19.	We note that you may issue floating rate notes. Please add bracketed information and provide the required disclosure pursuant to Item 1102(f).

In response to the Staff’s comment, MSSAC has revised the disclosure on the cover page.

Ms. Rolaine S. Bancroft

April 13, 2006

20.	Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on the cover page.

Table of Contents. page S-2

21.

Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections; however, the subsections are not listed in the table of contents. Please revise accordingly.

In response to the Staff’s comment, MSSAC has expanded the table of contents to delineate each of the various subsections in the Prospectus Supplement and Base Prospectus.

Summary, page S-5 General

22.

Please revise to identify the “servicer” as contemplated in Item 1101(j) of Regulation AB and Section 3.01 of Regulation AB Telephone Interpretations. Also, refer to Item 1103(a)(1). We note your disclosure on page 18 of the base prospectus.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-1.

23.	Please revise to identify the “Trust” as the Issuing Entity in the summary.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-1.

24.	Please provide a brief summary of circumstances of when pool assets can otherwise be added, removed, or substituted. Refer to Item 1103(a)(6) of Regulation AB.

A SATURNs trust will not have the power to add, remove or substitute assets. See page 16 of the Base Prospectus.

25.	We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any

Ms. Rolaine S. Bancroft

April 13, 2006

subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to item I103(a)(3)(vi) of Regulation AB.

Most SATURNs structures have been too simple for a pictorial representation to be of any benefit to investors: i.e., a single asset with only one or two classes of certificates. MSSAC expects to use graphic illustrations in the Prospectus Supplement if more complex cash flows are present.

26.

If you contemplate issuing securities in the same transactions that will not be offered pursuant to this prospectus, please revise to identify securities here. Refer to Item 1103(a)(3)(i) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-1.

Trustee Compensation, page S-9

27.	Please revise to disclose the distribution priority of the compensation to the trustee. Refer to Item 1103(a)(7).

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-5.

Swap Agreements, page S-9

28.

Please add brackets to clarify you will provide financial information if the aggregate significance percentage is 10% or more, here or in an appropriate section. Refer to Item 1115(b) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-6.

Credit Support, S-10

29.	Please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-6.

Description of Trust Property, page S-21

General, page S-21

Ms. Rolaine S. Bancroft

April 13, 2006

30.	Please tell us what you mean by “significant portion.”

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-19 to refer to the “significant obligor” standard under Item 1101(k) of Regulation AB.

31.

We note you urge investors to read additional material relating to the underlying securities. However, you may not incorporate by reference material information on the pool assets required under Item 1111 of Regulation AB. You may only incorporate by reference certain third party financial information. Refer to Item 1100(c) of Regulation AB. Please delete this phrase and revise your disclosure to clarify that all material information on the pool assets will be provided in the registration statement.

MSSAC has not incorporated by reference any material relating to the terms of the underlying securities or the underlying security issuers. MSSAC has referred investors to publicly available information regarding the underlying security issuers in the manner permitted by Item 1100(c)(2) of Regulation AB. In response to the Staff’s comment, MSSAC has amended and clarified its disclosure to ensure that responsibility is disclaimed only for financial information regarding the underlying issuers (with respect to which MSSAC refers to public information as permitted by Item 1100(c)(2) of Regulation AB) and to reiterate MSSAC’s responsibility to set forth the material terms of the underlying securities.

Available Information, S-23

32.

It is not clear what the phrase “concentrated underlying securities” represents. Please delete this phrase and add bracketed language and disclose that you will provide all of the information as outlined in Item 1112 of Regulation AB for each significant obligor, including financial information outlined in Item 1112(b) if the significant obligor represents 10% or more of the asset pool. Please refer to Item 1101(k) for the definition of significant obligor.

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-19 to refer to the obligation to provide all information relating to each “significant obligor” in accordance with Item 1101(k) of Regulation AB.

Credit Support, page S-33

33.	We note that your form of disclosure on page S-34 that you will provide financial information for certain support providers that will cover 20% or more

Ms. Rolaine S. Bancroft

April 13, 2006

of the trust property. Please revise your form of disclosure to clarify that you will provide the financial information outlined in Item 1114(b) of Regulation AB if the entity is liable or contingently liable to provide payments representing 10% or more and 20% or more of the cash flow supporting the offered securities.

In response to the Staff’s comment, MSSAC has revised the disclosure on pages S-28 and S-29.

Swap Agreements, page 5-35

34.

Please revise to provide form of disclosure to clarify that you will disclose the significance percentage. Refer to Item 11l5(a)(4). Furthermore, please provide bracketed form of disclosure indicating that you will provide the financial information outlined in Item 1115(b).

In response to the Staff’s comment, MSSAC has revised the disclosure on page S-32.

Base Prospectus

General

35.

We note in various sections of the base prospectus your statements “unless otherwise specified in the related prospectus supplement” or “to the extent that they differ materially from, or are in addition to the summary below, will be described in the applicable prospectus supplement,” appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features and credit enhancement that you reasonably contemplate including in the ABS offering.

In response to the Staff’s comment, MSSAC has revised the Base Prospectus to eliminate most of these references, and to limit the role of the Prospectus Supplement to either (i) supplement or modify the Base Prospectus or (ii) indicate a choice between variables contemplated by the Base Prospectus.

Incorporation of Certain Documents by Reference, page 13

36.	Please delete the phrase “before, on” from the first sentence. Please note that documents subsequently filed by the registrant shall be deemed to be

Ms. Rolaine S. Bancroft

April 13, 2006

incorporated by reference into the prospectus. Refer to paragraph (b) of Item 12 of Form S-3.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 11.

37.	Furthermore, please delete the phrase “from the date of filing of those documents.” Alternately, please tell us the purpose and intended consequence of this phrase.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 11.

Use of Proceeds, page 14

38.

We note that “net proceeds” will be used by the depositor. If expenses will be incurred in connection with the selection and acquisition of pool assets and are payable from offering proceeds, please disclose the amount of such expenses in the prospectus supplement. Refer to Item 1107(j) of Regulation AB.

MSSAC has used the term “net proceeds” to mean net of underwriting discounts and commissions. No expenses incurred in connection with the selection and acquisition of pool assets are payable from offering proceeds.

The Depositor and Sponsor, page 15

39.

It is unclear that MS Structured Asset Corp. meets the definition of a “sponsor” pursuant to Item 1101(1) of Regulation AB since it may not be the transaction party selling its securities to the trust. The transaction party considered the “sponsor” involves a facts and circumstances analysis. Refer to the SEC Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, specifically Section 4.01 of Regulation AB, which is available on our website at http://www.sec.gov/intar/telephone.shtml. Please provide us your detailed analysis to clarify which party or parties would be viewed as the “sponsor” and make the necessary revisions to your registration statement.

Under the terms of the trust agreement, MSSAC “sell[s], convey[s], assign[s] and transfer[s]” to the Trustee “all the right, title and interest of the Depositor” in the underlying securities. Therefore the depositor is the person who “sell[s] or transfer[s] the assets, either directly or indirectly, including through an affiliate, to the issuing entity” and should be regarded as the “sponsor” under 1101(l) of Regulation AB. SATURNs is not a “rent

Ms. Rolaine S. Bancroft

April 13, 2006

a shelf” or similar structure; the depositor repackages assets purchased in the secondary market, not from any one or more originators.

40.

Please expand your disclosure to address the depositor’s experience in securitizing securities of the type listed on page 35 on the base prospectus to the extent material. Refer to the introductory paragraph of Item 1106 and Item 1104(c) of Regulation AB.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 12.

Retained interest, page 19

41.

Please tell us how securities that include a retained interest would be structured. For example, when and how are the characteristics of a security changed into two separate securities, one of which has a retained interest? Who would own the retained interest and how would such interest be retained (i.e., will the holder of the retained interest own a certain class of securities in the Trust)’? Also, please advise how you would meet the requirement that the depositor would be free to publicly resell the underlying securities if there is a retained interest in the deposited assets. Refer to Securities Act Rule 190(a)(3).

The disclosure regarding retained interests has been revised to restrict retained interests solely to the depositor. Each underlying security will be a security owned free and clear by the depositor at the time of its deposit into the trust; however, the depositor may retain an interest in the underlying securities. The most common example of such retained interest would be a call right in relation to the underlying securities or a right to receive accrued interest in relation to the underlying securities for the period prior to the closing. Such rights do not constitute an additional security of or class of interests in the trust.

Evidence as to compliance, page 22

42.

We note that a firm of independent public accountants will furnish a report to the trust based on “specified agreed procedures.” We also note that the trustee will provide an annual statement regarding its obligations under the trust agreement. Please tell us whether these reports are in addition to the compliance reports described on page 33 under “trustee compliance certifications and reports.”

In response to the Staff’s comment, MSSAC has revised the disclosure on page 20 to refer to a single attestation report.

Ms. Rolaine S. Bancroft

April 13, 2006

Delisting of Units, page 26

43.

Please note that as long as the Units are registered under Section 12(b) of the Securities Act and subject to ongoing reporting under Section 13(a) of the Exchange Act, the depositor will continue to have a reporting obligation even if the underlying issuer or any swap counterparty no longer is a reporting company or fails to file its Exchange Act reports with the Commission. Please revise to clarify here and in the related risk factor that if the depositor proceeds to de-list the Units from the NYSE, the depositor will need to complete this process “prior to” the date the depositor is required to provide information on the underlying issuer pursuant to Item 1110 of Regulation AB or the swap counterparty pursuant to Item 1115 of Regulation AB. Also, please revise to clarify that this option is not available to the depositor in the fiscal year within the first bona fide sale in a takedown of Units under the registration statement occurred. Refer to Exchange Act Rule 15d-22.

We presume that the Staff intended the reference to Item 1110 above as a reference to Item 1112(b) of Regulation AB. In response to the Staff’s comment, MSSAC has revised the disclosure on page 22.

Trustee compliance certifications and reports. page 33

44.

We note that the trustee will be providing an assessment report and attestation report pursuant to Exchange Act 15d-18. Please advise whether the depositor will be providing an assessment report and attestation report as well. Also, please revise here or in an appropriate section that the depositor will sign the annual report on Form 10-K as well as the Section 302 Certification. Refer to the Manual of Publicly Available Telephone Interpretations, specifically Section 18.01 of Regulation AB.

The depositor will not engage in any servicing activity in relation to the trust and therefore will not provide any additional assessment or attestation report. Please see the revised text on page 67 of the Base Prospectus.

Description of Trust Property, page 35

Underlying securities, page 35

45.	We note that the asset pool may include foreign assets. Please provide bracketed form of disclosure in the prospectus supplement as outlined in Item 1100(e) of Regulation AB.

Ms. Rolaine S. Bancroft

April 13, 2006

In response to the Staff’s comment, MSSAC has revised the disclosure on page 35 of the Base Prospectus.

46.

We note that the asset pool may include “term preferred capital securities.” Please provide us an analysis to support how these types of securities would meet the definition of an asset-backed security, in particular that the securities would, by their terms convert into cash within a finite time period. Refer to Item 1101(c)(1) of Regulation AB.

MSSAC will engage in repackaging transaction with respect to trust preferred securities only where such trust preferred securities are backed by debt obligations and have the benefit of a guarantee such that the trust preferred securities convert by their terms into cash within a finite period of time. The Commission has previously recognized that trust preferred securities that are backed by debt obligations and have the benefit of a guarantee are treated as debt instruments. For example, in adopting Rule 3-10 under Regulation S-X, the Commission described trust preferred securities as equivalent to debt, as follows:

Payment obligations of the trust are ensured not by a single agreement called a guarantee, but through several agreements and by the terms of the debt securities that the trust holds. The agreements normally include a guarantee and an expense undertaking from the parent company, the trust indenture for the debt securities the trust holds, and the trust declaration of the trust itself. In applying SAB 53 to these securities, the staff agreed with the view that the bundle of rights provided by these agreements and the debt securities held by the trust, usually called the "back-up undertakings," is the equivalent of a "full and unconditional" guarantee of the trust's payment obligations.

65 Fed. Reg. 51692, 51701 (August 24, 2000).

47.

Refer to the third bullet on page 39. It is not clear whether the asset pool may include underlying securities in which the depositor, MS&Co. or its affiliates has participated in the transaction. If so, please revise your disclosure to clarify how you will comply with Rule 190(b) of the Securities Act.

In response to the Staff’s comment, MSSAC has revised the disclosure on page 34. Rule 190(b) does not require that the depositor, MS&Co. or its affiliates have never participated in the origination or underwriting of the underlying securities; it requires only that there be no

Ms. Rolaine S. Bancroft

April 13, 2006

agreement or arrangement between such parties and the underlying issuer “relating to the underlying securities and the asset-backed securities transaction.” Thus, Rule 190(a)(3)(ii) contemplates that an ABS transaction may involve “a sponsor, depositor or underwriter that was an underwriter or an affiliate of an underwriter in a registered offering of the underlying securities.” This is the possibility that was being referred to in the third bullet on page 39 of the Base Prospectus in the Post Amendment No. 4 filing; the wording has been clarified to reflect this circumstance.

Swap agreements, page 45

General, page 45

48.	Please delete the phrase “any other similar transaction” that appears in the first bullet.

MSSAC intended the phrase “any other similar transaction” to include only interest or currency derivatives that “reduce or alter risk resulting from assets contained in the pool held by the issuer” as contemplated by Regulation AB. 70 Fed. Reg. 1506, 1514 (January 7, 2005). The full range of such derivatives, however, is not indicated solely by the phrase “interest rate swap” or “currency swap” and Regulation AB properly contemplates flexibility in the exact labels for such interest rate or currency derivatives so long as the structures registered under Regulation AB remain those “whose performance is still primarily based on the performance of the financial assets in the pool.” 70 Fed. Reg. 1506, 1514 (January 7, 2005). In response to the Staff’s comment, MSSAC has revised the phrase to refer to “any other similar interest rate derivative transaction or currency derivative transaction that reduces or alters risk resulting from the underlying securities held by the trust.”

Floating rate Units, page 58

49.

We note that you may use “any other similar interest rate basis.” Please confirm to us that in no eventuality will you use an “interest rate basis” which is not an index of interest rates for debt, e.g. a commodities or stock index.

MSSAC confirms that it will not use an “interest rate basis” which is not an index of interest rates for debt.

Part II

Ms. Rolaine S. Bancroft

April 13, 2006

Undertakings

50.	Please revise to provide updated undertakings as required by Item 512(a) of Regulation S-K.

In response to the Staff’s comment, MSSAC has revised Item 17.

Exhibits

51.

It appears that the trust agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

In response to the Staff’s comment, MSSAC has provided an updated Standard Terms for Trust Agreements.

*       *    *

In addition to the changes noted above, MSSAC has made a few revisions to the Registration Statement previously reviewed by the Staff.

We are enclosing three courtesy copies of Post-Effective Amendment No. 5 to the Registration Statement, each of which have been marked to show changes to the Registration Statement filed with the Staff on March 13, 2006.

On behalf of MSSAC and its advisors, we once again thank you and the Staff for your assistance to date and look forward to your continued assistance. If the Staff has any questions or additional comments on the Registration Statement, please do not hesitate to contact the undersigned at 202-974-1572, fax number 202-974-1999.

Very truly yours,

                                                                                                                /s/ Michael A. Mazzuchi/MRA

Michael A. Mazzuchi

Enclosures

cc:	Ms. Jennifer G. Williams

Securities and Exchange Commission

Mr. John Kehoe

Ms. Melissa Dawson

Morgan Stanley